Mail Stop 4561

March 10, 2006

Louis J. Rogers
President
NNN Apartment REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA 92705

Re: **NNN Apartment REIT, Inc.**
         Amendment No. 1 to Registration Statement on Form S-11
         Filed February 24, 2006
         File No. 333-130945

Dear Mr. Rogers:

         We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your responses to comments no. 3 and 4, and we may have additional comments after reviewing the materials.

Questions and Answers about the Offering, page viii

<u>What conflicts of interest will your advisor face?, page x</u>

2.   We note your response to comment no. 7 and the revised disclosure that NNN/ROC Apartment Holdings, LLC tends to acquire apartment properties that do not meet your investment objectives. Please expand your disclosure on page x to briefly describe how apartment properties acquired by NNN/ROC Apartment Holdings, LLC do not meet your investment objectives.

<u>Does NNN Apartment REIT have a share repurchase plan?, page xiii</u>

3.   We note your response to comment no. 8. Please confirm that you will submit your no-action request regarding Regulation M to the Division of Market Regulation, rather than the Office of Mergers and Acquisitions.

<u>Prospectus Summary, page 1</u>

<u>Organization Chart for Our Company and Our Advisor, page 13</u>

4.   We note your response to comment no. 12. Please revise your disclosure to provide this information, including your manager's website.

<u>Risk Factors, page 15</u>

<u>Conflicts of Interest, page 17</u>

<u>Our advisor may be entitled to significant compensation…, page 19</u>

5.   We note your response to comment no. 16. Please expand your disclosure on pages 19 and 58 to briefly describe the factors that the independent directors will consider in determining any termination fees.

<u>Our advisor may receive economic benefits from its status as a special limited partner without bearing any of the investment risk, page 28</u>

6.   We note your response to comment no. 23 and the revised disclosure. We continue to believe that you should quantify the incentive distribution and reissue that portion of the comment.

<u>Investment Objectives and Policies, page 34</u>

7.   We note your response to comment no. 27 and the revised disclosure. Please expand your disclosure on pages 37 and 105 to quantify the amount of any real estate commissions to be received by your advisor or an affiliate of your advisor in connection with these acquisitions.

2006 Incentive Award Plan, page 53

8.   We note your response to comment no. 30 and the revised disclosure. We continue to believe that you should expand your disclosure to clarify when you expect to hire employees. Please revise as previously requested.

Certain Relationships and Related Transactions, page 53

The Advisory Agreement, page 57

9.   We note your response to comment no. 32 and the revised disclosure. We further note the sentence on page 58 that the advisory agreement may be terminated by your advisor or a majority of the independent directors upon 60 days' prior written notice without cause. Please clarify, if true, that there are no penalties if the agreement is terminated upon 60 days' prior written notice without cause.

Compensation Table, page 60

10.   We note your response to comment no. 34 and the revised disclosure. Please expand your disclosure in the risk factor section and pages 8 and 64 to clarify that the asset management fee is based on the value of the property regardless of whether the property carries a substantial mortgage and that the advisor may have an incentive to use debt to purchase property, which would increase its asset management fee.

Prior Performance Summary

Adverse Business Developments or Conditions, page 80

11.   Refer to the last sentence of the first paragraph on page 81. Please revise to clarify the reference to "distributions of the prior years' excess cash flow." Explain how the entity experienced "excess cash flow" and why the entity retained cash from year to year instead of distributing the cash to investors. We note a similar reference to "prior years' excess cash flows" in the third paragraph on page 81.

Conflicts of Interest, page 104

12.   We note that you may experience conflicts of interest with your directors, officers and affiliates from time to time with regard to any of your investments, transactions and agreements in which they hold a direct or indirect pecuniary interest. Please expand your disclosure to clarify whether any directors, officers and affiliates currently experience such conflicts of interest, briefly describe such conflicts and identify the directors, officers and affiliates.

Part II. Information Not Required in Prospectus

Exhibits

13.   We note your response to comment no. 54. Please provide us draft copies of your legal and tax opinions as soon as possible.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

　　　　You may contact Robert Telewicz at (202) 551-3438, or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3780 with any other questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Karen J. Garnett
　　　　　　　　　　　　　　　　　　　　Assistant Director

cc:　　Deborah Schwager Froling, Esq. (*via facsimile*)
　　　　Hirschler Fleischer, A Professional Corporation